SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

Daido Seimei Hoken Kabushiki Kaisha
(Name of Subject Company)

Daido Life Insurance Company
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Daido Life Insurance Company
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Daido Life Insurance Company
7-4, Nihonbashi 2-chome
Chuo-ku, Tokyo, Japan 103-0027
813-3281-0111
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
Copies to:

Theodore A. Paradise
Davis Polk & Wardwell
Izumi Garden Tower 33F
1-6-1 Roppongi
Minato-ku, Tokyo, Japan 106-6033
813-5561-4421

October 8, 2003
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) See Exhibits I.1(a)-1 and I.1(a)-2.

(b) Not applicable.

Item 2. Informational Legends

Included in Exhibits I.1(a)-1, I.1(a)-2, II.(1)-1 and II.(1)-2.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) See Exhibits II.(1)-1 and II.(1)-2.

(2) Not applicable.

(3) Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

(1) Written irrevocable consent and power of attorney on Form F-X filed with the Commission on October 9, 2003.

(2) Not applicable.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Kazuki Nakamoto
(Signature)

Kazuki Nakamoto
Managing Director
(Name and Title)

February 9, 2004
(Date)

EXHIBIT INDEX

Exhibit	Description	Page No.
I.1(a)-1	Materials distributed to U.S. shareholders on December 3, 2003 including the following: • Notice of Convocation of Shareholders to an Extraordinary Shareholders Meeting, dated December 3, 2003 (English Translation)	Filed with Commission on December 4, 2003
I.1(a)-2	Materials distributed to U.S. shareholders on February 9, 2004 including the following: • Materials Related to Exchange of Shares, dated February 9, 2004 (English Translation)	5
II.(1)-1	Joint Press Release issued by Taiyo Life Insurance Company and Daido Life Insurance Company	Filed with Commission on October 9, 2003
II.(1)-2	English Translation of Advertisement Published in Japan, dated February 7, 2004	28

Materials Related to Exchange of Shares, dated February 9, 2004 (English Translation)

This material relates to the Japanese statutory share transfer (the "Share Transfer") to be effected under Japanese law whereby Daido Life Insurance Company ("Daido") and TaiyoLife Insurance Company ("Taiyo"), both joint stock corporations organized under the laws of Japan, will become wholly-owned subsidiaries of a newly-formed Japanese corporation (the "Holding Company"). The Share Transfer and information to be distributed in connection with the Share Transfer are subject to Japanese disclosure requirements that are different from those of the United States. Financial statements and financial information included therein, if any, have been prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Share Transfer, since Daido and Taiyo are, and the Holding Company will be, located in Japan, and some or all of their respective officers and directors may be residents of Japan. You may not be able to sue Daido, Taiyo, the Holding Company or their respective officers or directors in a Japanese court for violations of the U.S. securities laws. Finally, it may be difficult to compel Daido, Taiyo, the Holding Company or any of their affiliates to subject themselves to a U.S. court's judgment.

February 9, 2004

To Our Shareholders

Naoteru Miyato,
President
Daido Life Insurance Company
1-2-1 Edobori, Nishi-ku
Osaka City, Osaka, Japan

Request for Share Certificate Submission Accompanying Stock Transfer

Greetings:

Daido Life Insurance Company ("the Company") passed a resolution at the extraordinary shareholders meeting on December 18 (Thursday), 2003,to establish through stock transfers jointly with Taiyo Life Insurance Company and T&D Financial Life Insurance Company a holding company, "T&D Holdings Company," subject to the authorizations of the related government offices under the laws, and to be a fully owned subsidiary of said effective April 1(Thursday), 2004.

Shareholders (including beneficial shareholders) entered or recorded on the Company's final shareholder register (including the beneficial shareholder register) as of March 31 (Wednesday), 2004 will be issued 100 shares of "T&D Holdings Company" common stock per each share of the Company's common stock held.

With this stock transfer executed, the Company's share certificates will become null and void on the day of stock transfer, April 1 (Thursday), 2004 pursuant to the provisions of the Commercial Code, so kindly take a few minutes to read the following pages and submit all share certificates of the Company' stock in your possession, within the stock certificate submission period (February 10 (Tuesday) to March 31 (Wednesday), 2004) to the transfer agent of the Company, UFJ Trust Bank Limited.

Additionally, shareholders who use the Japan Securities Depository Center, Inc. ("JASDEC") at their preferred securities company, etc., or who have registered their non-possession of share certificates are not required to submit their share certificates.

Sincerely,

* This Information is in accordance with the public notice appeared in the Saturday, February 7, 2004 morning edition of *Nippon Keizai Shinbun*.

Information on Share Certificate Submission

1. Allocation of Stock of T&D Holdings Company

Shareholders will be issued 100 shares of T&D Holdings Company common stock per share of the Company's common stock held.

Daido Life stock: 1 share
1 share

1 trading unit [1 share]

T&D Holdings stock: 100 shares

50 shares + 50 shares

2 trading units [50 shares + 50 shares]

- T&D Holdings Company will adopt the trading unit share system, and one trading unit of shares shall be 50 shares.

- Accordingly, the trading unit of stock will be 50 shares and voting rights at general shareholders meetings will also be granted with units of 50 shares.

2. Procedures for Share Certificate Submission
Please follow the procedures applicable to you.

(1) In Case of Possessing Share Certificates Other than Using JASDEC
(i) Shareholders Who Have Share Certificates in their Possession

Please fill in the required matters in the enclosed "Share Certificate Submission Document" and affix your registered seal, then submit said with the share certificates (refer to page 4).

(ii) Shareholders Who have Registered Non-possession for all their Share Certificates

Submission of share certificates is not required.

(iii) Shareholders Who Utilize a Securities Company as Custodian

Since the procedures will be different in each securities company, please consult with your preferred securities company.

(iv) Shareholders Who Fall Under Any One of the Above and have a Possibility of Selling Shares on and after April 1 to Late May

It is necessary to perform procedures to use JASDEC by mid-March. Please consult with your preferred securities company.

(2) In Case of Using JASDEC

Submission of share certificates is not required.
T&D Holdings Company's stock allocated to shareholders may be sold from April 1(Thu), 2004.

Shareholders who possess share certificates other than by JASDEC are requested to perform the prescribed procedures in the following cases:

(i) Possess Share Certificates for which Transfer is Incomplete

Please submit the Stock Transfer Request/Shareholder's Card together with Share Certificate Submission Document and share certificates (refer to page 5).

(ii) Share Certificates are Lost

Stock certificate loss registration or a public notice of petition for objections to inability to submit share certificates is necessary. Please request to the transfer agent (refer to page 6).

(iii) Desire to Have New Share Certificates Mailed to a Place Other than the Registered Address (refer to page 5).

(iv) Desire to Change Registered Address

(v) Unsure of Registered Seal; Desire to Change Registered Seal.

Please request to the transfer agent (refer to page 5).

3. Schedule for Future (plan)

2004

February

10th Share Certificate Submission Handling Commencement Day

March

26th Delisting Day for Taiyo Life Stock

31st Last Day for Share Certificates Submission

Share Certificate Submission Period

April

1st T&D Holdings Company New Listing Day

May

24th Share Certificate of T&D Holdings Company Mailing

[page 4]

Explanation of Share Certificate Submission Procedures

1. Share Certificate Submission Period

February 10 (Tuesday) to March 31 (Wednesday), 2004.

When share certificates are mailed in, postmarks of March 31 (Wednesday), 2004 will be deemed to be within the designated period.

2. Share certificate submission handling agent:

Transfer Agent Administrative Offices

Corporate Agency Department, UFJ Bank Trust Limited

7-10-11 Higashisuna, Koto-ku, Tokyo 137-8081

Phone: (03) 5683-51111

Transfer Offices

All domestic branches of UFJ Trust Bank Limited

(The Company itself will not be handling any part of the aforementioned share certificate submission, so please submit said directly to the abovementioned transfer administrative offices or transfer offices)

3. Share Certificate Submission Methods

(1) Submission Methods

(i) In Case of Submission by Mail

Please fill in the required matters in the boxes with bold borders on the front and reverse sides of the "Share Certificate Submission Document" and affix your registered seal, then together with the Company's share certificates in your possession, using the enclosed envelope for return, send said envelope as registered delivery mail from the post office of your convenience (since postage will be paid by the recipient, it is unnecessary to affix stamps)

Additionally, if you desire to have distribution-type share certificates (50 share certificates), please fill in the column "designation of type of new share certificates" on the reverse side of the Share Certificate Submission Document. If there is no designation, we will combine 50 share certificates, 500 share certificates and 5000 share certificates and send them so that the number of share certificates is the minimum. Please note that 500 share certificates and 5000 share certificates cannot be sold unless procedures such as depositing said in a JASDEC account are first performed.

(ii) If You Bring Share Certificates to the Transfer Administrative Offices, etc., by Yourself Directly

Please fill in the required matters in the boxes with bold borders on the front and reverse side of the "Share Certificate Submission Document" and affix your registered seal, then together with the Company's share certificates in your possession, take such to the transfer agent administrative offices or transfer offices as in 2. on the previous page.

(iii) In Case of Utilizing a Securities Company as Custodian

Procedures may differ depending on the securities company, so please bring your Custody Certificate and Share Certificate Submission Document and consult with your preferred securities company.

(iv) In Case of Using JASDEC or Attempting to Use JASDEC by mid-March 2004

In this case, T&D Holdings Company stock (limited to multiples of 50 shares) may be sold at any time on and after April 1 (Thursday), 2004.

Please consult with your preferred securities company as to JASDEC usage.

(Cautions)

Shareholders should note that sales or other transactions in the stock will not be possible prior to arrival of the new share certificates (mailing of new share certificates is scheduled for May 24 (Monday), 2004). Shareholders wishing to sell their shares in T&D Holdings

Company during this period should use JASDEC, which will facilitate sales of T&D Holdings Company stock allocated to shareholders at any time on and after April 1 (Thursday), 2004.

*There is a possibility that the schedule will differ depending on the securities company, so please confirm the details with your preferred securities company.

- As share certificates that are submitted will be invalidated immediately, shareholders should not request cancellation, return of share certificates, or change of name of persons submitting share certificates.

- When submitting share certificates for which transfer is incomplete, please attach the "Transfer Request/Shareholder's Card"* without fail.

- When your address changes, please attach the "Change Registration#" without fail.

- If you desire to have the new share certificates mailed to a place other than the registered address, please attach "Designation of Destination"* to be mailed.

*Necessary documents are in the transfer administrative offices and transfer offices, so please make request for such.

Explanation of Share Certificate Submission Procedures (continued)

(2) "Acceptance Reference Slip" Issuance for Submitted Share Certificates

We will issue an "Acceptance Reference Slip" for submitted share certificates, so please keep it safely until the arrival of the new share certificates of T&D Holdings Company and Notice Concerning the New Stock Allocation Pursuant to Stock Transfer.

You cannot exchange an acceptance reference slip for share certificates, or sell and purchase, assign, encumber such or the like.

(3) In Cases Where Share Certificates Cannot be Submitted due to Loss or any Other Reason

After performing a stock certificate loss registration or a public notice of petition for objections on inability to submit share certificates, T&D Holding Company will furnish new share certificates, so please apply directly to the transfer agent as stated in 2. , before during the submission period without fail.

(4) In Case Submission of Share Certificates is Not Required
In the following cases, procedures for submission of share certificates is not required.
(i) Shareholders who possess shares solely using JASDEC
(ii) Shareholders who possess shares solely for which non-possession of shares is proposed
(iii) Shareholders who possess shares by combination of (i) and (ii) above.

4. Allocation Method of T&D Holdings Stock

Shareholders (including beneficial shareholders) entered or recorded on the Company's final shareholder register (including the beneficial shareholders' register), effective March 31 (Wednesday), 2004 will be issued 100 shares of "T&D Holdings Company" common stock per each share of the Company's common stock held.

T&D Holdings Company will adopt the trading unit share system and one trading unit of shares shall be 50 shares. Accordingly, the trading unit of stock will be 50 shares and voting rights at general shareholders meetings will also be granted with units of 50 shares.

5. Delivery Times and Methods for New Share Certificates

New share certificates of T&D Holdings Company will be delivered in accordance with the following outlines:

(1) When share certificates are submitted within the share certificate submission period

New share certificates and the Notice Concerning New Stock Allocation Pursuant to Stock Transfer are scheduled to be mailed to the registered address or place designated as receiving address on May 24 (Monday), 2004 (sent by **delivery-recorded mail**).

- When submission of share certificates is not performed during the submission period

After May 24 (Monday), 2004, delivery procedures for new share certificates is scheduled to be commenced in exchange for old (Daido Life's) share certificates, so please request exchange with the new share certificates to the transfer agent administration offices or transfer offices (refer to page 4#) of the T&D Holdings Company.

Please accept in advance the fact that new share certificate conversion requires around ten days. Shareholders who desire to perform transfer at the time of exchange with new share certificates must attach a Stock Transfer Request/Shareholder's Card.

*T&D Holdings Company's transfer agent is UFJ Trust Bank.

(2) In Case of Share Certificates Using JASDEC

On the day of stock transfer, April 1(Thursday), 2004, new share certificates of T&D Holdings Company in accordance with the allocation ratio will be deposited into your preferred securities company.

As for stock allocation results, the Notice Concerning New Stock Allocation Pursuant to Stock Transfer scheduled to be mailed on May 24 (Monday), 2004, so please confirm such.

6. Handling of Registration Related Documents of Shareholders

Shareholders Card, Beneficial Shareholders Card, Dividend Payment Remittance Designation and other documents registered with the Company at present will turned over in bulk to T&D Holdings Company on the stock transfer day, April 1 (Thursday), 2004, so it is not necessary to submit such again.

[page8]

Explanation of Share Certificate Submission Procedures (continued)

7. Schedule of stock transfer and delivery of share certificates (plan)

Concerning the distribution of shares, such shall be as in the schedule as below. When you are planning to perform transactions, please pay due care.

Date

Schedule

Distribution of Shares

February 10 (Tue), 2004

Share Certificate Submission Handling Commencement Day

Daido Life stock can be traded on stock exchanges until March 25 (Thu), 2004

March 26 (Friday)

Delisting Day for Taiyo Life Stock

Daido Life stock cannot be traded on stock exchanges after March 26 (Fri)

March 31 (Wed)

Final Handling Day for Share Certificate Submission

April 1(Thu)

Stock Transfer Day

T&D Holdings Company New Listing Day

As for stock for which JASDEC usage procedures have been completed by mid-March, it will be possible to perform sales of T&D Holdings stock after April 1 (Thu).

May 24 (Mon)

New Share Certificate Delivery Commencement Day

Concerning stock for which share certificates have been submitted by March 31, new share certificates (T&D Holdings share certificates) can be sold after they arrive.

8. Other

This stock transfer will be implemented upon satisfying the requirements for the application of the Special Exceptions as stipulated in the Special Taxation Measures Law (Article 37-14, Article 67-9), and therefore, taxable earnings concurrent with the allocation of the T&D Holdings Company's shares will not accrue.

Additionally, pursuant to the provisions of the Certified Tax Accountant Law, the Company cannot respond to consultations concerning the handling of taxation affairs of shareholders, so please confirm with either tax office or certified tax accountants as to tax declarations of shareholders.

END

Q&A

Q What is JASDEC?

A. JASDEC is a custody system for shares deposited by the shareholders through securities companies, etc., in bulk and in which transfer due to transaction, etc., is handled by account remittance. Since share certificates are deposited through securities companies, there is no worry about theft or loss. In this system, disposition is performed not by the transfer of actual share certificates, but by remittance to accounts held at securities companies, etc.

This is the same device as settlement of various amounts, etc., that is possible by remittance between bank accounts without the withdrawal cash from bank accounts.

Q. What is custody?

A. This is securities account in which securities companies keep the actual share certificates. While transfer due to transaction, etc., is handled by account remittance into JASDEC accounts, remittance disposition is not performed at the settlement time in custody accounts. It is necessary to transfer the actual share certificates upon transactions.

Q. What is "Stock Certificates Loss Registration" and "procedures for Public Notice of Petition for Objections due to inability to submit stock certificates"?

A. When you lose your share certificates, in order to assert that you are the proper owner, it is necessary to perform procedures to determine legally that lost certificates are null. Such procedures are "Stock Certificates Loss Registration" and "procedures for Public Notice of Petition for Objections due to inability to submit stock certificates." Through these procedures, after the nullity of the lost share certificates has been ascertained, reissue of share certificates becomes possible.

Since the cost and time until reissue differs depending on the respective procedures, please make inquiry about the details to the transfer agent.

*Marked phone number is a toll free number, and it is possible to request "forms for various procedures" outside business hours, too.

UFJ TRUST BANK SERVICE NETWORK LISTING
(as of January 28, 2004)

Head Office, Corporate Agency Department
Phone: 03-5683-5111
Higashisuna Toyo Bldg., 7-10-11, Higashisuna, Koto-ku, Tokyo 137-8081

Nishikawa Bldg. Branch Office
Nishikawa Bldg., 1-5-3, Nihonbashi, Chuo-ku, Tokyo 103-0027

Osaka Branch, Corporate Agency Department
Phone: 06-6229-3011
3-6-3, Fushimicho, Chuo-ku, Osaka 541-8502
(south next to UFJ Bank, South 11 Exit of Yodoyabashi Subway Stn.)

Nagoya Branch, Corporate Agency Department
Phone: 052-211-3411
UFJ Nagoya Bldg. 4th fl., 3-21-24, Nishiki, Naka-ku, Nagoya 460-8660

Head Office
Phone: 03-3287-2211
1-4-3, Marunouchi, Chiyoda-ku, Tokyo 100-0005
(above Otemachi Stn., Tozai Subway Line)

Head Office, Sales Department, Funabashi Sub-branch
Phone: 047-431-5555
1-6-1, Honmachi, Funabashi-shi 273-0005
(Ekimae Dori, across from Keisei-Funabashi Stn.)

Shinjuku Branch
Phone: 03-3344-1051
1-6-1, Nishishinjuku, Shinjuku-ku, Tokyo 163-1501
(Shinjuku El Tower 1st fl., across from West Exit of Shinjuku Stn.)

Shinjuku Branch, Eifukucho Sub-branch
Phone: 03-3325-1942
3-5-1, Izumi, Suginami-ku, Tokyo 168-0063
(across from Eifukucho Stn., on Inogashira Line of Keio Railway)

Shinjuku Branch, Mitaka Sub-branch
Phone: 0422-44-3191
3-26-10, Shimorenjyaku, Mitaka-shi, Tokyo 181-0013
(South Exit on Mitaka Stn.)

Shibuya Branch
Phone: 1-10-5, Dogenzaka, Shibuya-ku, Tokyo 150-0043
(South Exit of Shibuya Stn., north side of highway, along National Route No. 246)

Jiyugaoka Branch
Phone: 03-3718-1147
2-10-22, Jiyugaoka, Meguro-ku, Tokyo 152-0035
(across from Jiyugaoka Stn., turn right on Hachinoya)

Ikebukuro Branch
Phone: 03-3988-1040
1-18-6, Nishiikebukuro, Toshima-ku, Tokyo 171-0021
(North Exit of Ikebuouro Stn., across from Marui Department Store)

Ikebukuro Branch, Oizumi Sub-branch
Phone: 03-3978-5481
4-2-12, Higashioizumi, Nerima-ku, Tokyo 178-0063
(La Renaissance Sankodo Bldg., 3rd fl.)

Omiya Branch
Phone: 048-643-5261
2-90, Daimoncho, Omiya-ku, Saitama-shi 330-0846

(same street as Takashimaya Department Store, across from Chuo Department Store)

Yokohama Branch
Phone: 045-311-2421
1-1-8, Kitasaiwai, Nishi-ku, Yokohama 220-0004
(across from West Exit of Yokohama Stn.)

Hiratsuka Branch
Phone: 0463-21-7095
2-16, Koyacho, Hiratsuka-shi 254-0043
(on corner across from Hiratsuka Stn.)

Sapporo Branch
Phone: 011-231-6141
3-3-7, Kitaichijo-nishi, Chuo-ku, Sapporo 060-0001
(Ekimae Dori across from Sapporo Stn., Sapporo Sanwa Bldg., 3rd fl.)

Sendai Branch
Phone: 022-264-1040
1-8-19, Chuo, Aoba-ku, Sendai 980-0021
(on corner of Higashigoban-cho and Meikake-cho, next to Sakurano)

Takasaki Branch
Phone: 027-326-2711
81, Renjyakucho, Takasaki-shi 370-0826
(across from bus stop of Renjyakucho, Nihon Seimei Bldg.)

Utsunomiya Branch
Phone: 028-633-7261
3-2-1, Babadori, Utsunomiya-shi 320-0026
(next to Parco)

Mito Branch

Phone: 029-225-6121
1-1-3, Sannomaru, Mito-shi 310-0011
(across from Mito Stn.)

Shizuoka Branch
Phone: 054-254-1641
1-6, Ottemachi, Shizuoka-shi 420-0853
(across from Denden Bldg., Nihon Seimei Bldg.)

Nagoya Branch
Phone: 052-211-3411
UFJ Nagoya Bldg. 4th fl., 3-21-24, Nishiki, Naka-ku, Nagoya 460-8660

Nagoya Branch, Nagoya Ekimae Sub-branch
Phone: 052-561-7711
3-28-12, Meieki, Nakamura-ku, Nagoya 450-0002
(across from Matsuzakaya Department Store Nagoyaekimae Branch, Dainagoya Bldg., 1st fl.)

Gifu Branch
Phone: 058-262-5131
9-20, Kandacho, Gifu-shi 500-8833
(directly across from Shingifu Department Store)

Tsu Branch
Phone: 059-228-5151
21-4, Marunouchi, Tsu-shi 514-0028
(across from former Marunouchi Jusco Super Market, Oden Bldg.)

Osaka Branch
Phone: 06-6222-3011
3-6-3, Fushimicho, Chuo-ku, Osaka 541-8502
(south next to UFJ Bank, South 11 Exit of Yodoyabashi Stn.)

Umeda Branch
Phone: 06-6372-7777
Hankyu Umeda Stn., 2nd fl., 1-1-3, Shibata, Kita-ku, Osaka 530-0012

Umeda Branch, Toyonaka Sub-branch
Phone: 06-4802-0408
1-1-1, Honmachi, Toyonaka-shi 560-0021
(Hankyu Takarazuka Line, Toyonaka Stn., 1st fl.)

Namba Branch
Phone: 06-6632-3621
Kintetsu Namba Bldg., 2nd fl., 4-1-15, Namba, Chuo-ku, Osaka 542-0076

Namba Branch, Higashiosaka Sub-branch
Phone: 06-6729-0331
1-12-8, Ashishiro, Higashiosaka-shi 577-0841
(across from South Exit of Kintetsu Fuse Stn.)

Kyoto Branch
Phone: 075-211-1261
Takakura, Shijo Stn., Shimogyo-ku, Kyoto 600-8006
(across from Daimaru Department Store)

Nara Branch
Phone: 0742-23-1171
27-1, Nishimikadocho, Nara-shi 630-8225
(across from Nara Stn. of Kintetsu Line)

Wakayama Branch
Phone: 073-431-2341
1, Juichibancho, Wakayama-shi 640-8159
(across from Kyobashi bus stop)

Kobe Branch
Phone: 078-321-3161
4th fl., Toshin Bldg., 44, Akashicho, Chuo-ku, Kobe 650-0037

Nishinomiya Branch
Phone: 0798-65-1141
1-9-4, Kofuen, Nishinomiya-shi 662-0832
(200 m. north from Northwest Exit of Nishinomiyakitaguchi Stn. of Hankyu Line)

Himeji Branch
Phone: 0792-81-1313
241, Ekimaecho, Himeji-shi 670-0927
(across from Himeji Stn.)

Hiroshima Branch
Phone: 082-221-4401
10-11, Teppocho, Naka-ku, Hiroshima 730-0017
(across from Tenmaya Department Store at Hacchobori)

Tokushima Branch
Phone: 088-653-4181
1-7, Aibacho, Tokushima-shi 770-0835
(south side of Sogo Department Store)

Kochi Branch
Phone: 088-824-8111
2-22, Sakaimachi, Kochi-shi 780-0834
(across from Chuo Park)

Fukuoka Branch
Phone: 092-741-8135
1-14-1, Tenjin, Chuo-ku, Fukuoka 810-0001

(across from Akros, Nihon Seimei Bldg.)

Miyazaki Branch
Phone: 0985-20-8611
3-1-2, Nishimikadocho, Nara-shi 880-0805
(south of Higashisanchome bus stop on Tachibana Dori)

Kagoshima Branch
Phone: 099-224-7451
15-5, Sennichicho, Kagoshima-shi 892-0843
(across from Tenmonkan tram stop)

English Translation of Advertisement Published in Japan, dated February 7, 2004

This advertisement relates to the Japanese statutory share transfer (the "Share Transfer") to be effected under Japanese law whereby Taiyo Life Insurance Company ("Taiyo") and Daido Life Insurance Company ("Daido"), both joint stock corporations organized under the laws of Japan, will become wholly-owned subsidiaries of a newly-formed Japanese corporation (the "Holding Company"). The Share Transfer and information to be distributed in connection with the Share Transfer are subject to Japanese disclosure requirements that are different from those of the United States. Financial statements and financial information included therein, if any, have been prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Share Transfer, since Taiyo and Daido are, and the Holding Company will be, located in Japan, and some or all of their respective officers and directors may be residents of Japan. You may not be able to sue Taiyo, Daido, the Holding Company or their respective officers or directors in a Japanese court for violations of the U.S. securities laws. Finally, it may be difficult to compel Taiyo, Daido, the Holding Company or any of their affiliates to subject themselves to a U.S. court's judgment.

English Translation

This advertisement relates to the Japanese statutory share transfer (the "Share Transfer") to be effected under Japanese law whereby Daido Life Insurance Company ("Daido") and TaiyoLife Insurance Company ("Taiyo"), both joint stock corporations organized under the laws of Japan, will become wholly-owned subsidiaries of a newly-formed Japanese corporation (the "Holding Company"). The Share Transfer and information to be distributed in connection with the Share Transfer are subject to Japanese disclosure requirements that are different from those of the United States. Financial statements and financial information included therein, if any, have been prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Share Transfer, since Daido and Taiyo are, and the Holding Company will be, located in Japan, and some or all of their respective officers and directors may be residents of Japan. You may not be able to sue Daido, Taiyo, the Holding Company or their respective officers or directors in a Japanese court for violations of the U.S. securities laws. Finally, it may be difficult to compel Daido, Taiyo, the Holding Company or any of their affiliates to subject themselves to a U.S. court's judgment.

February 7, 2004

Notice of Request for Share Certificate Submission

Pursuant to Stock Transfer

Naoteru Miyato, President

Daido Life Insurance Company

1-2-1 Edobori, Nishi-ku

Osaka, Japan

To Our Shareholders:

Daido Life Insurance Company ("the Company"), at a extraordinary meeting of its shareholders convened on December 18 (Thursday), 2003, passed a resolution to establish through stock transfers jointly with Taiyo Life Insurance Company (head office: 2-11-2 Nihonbashi, Chuo-ku, Tokyo) and T&D Financial Life Insurance Company (head office 1-5-2 Uchisaiwaicho, Chiyoda-ku, Tokyo) a holding company "T&D Holdings Company".

Taiyo Life Insurance Company and T&D Financial Life Insurance Company also passed similar resolutions at extraordinary meetings of shareholders convened on the same day. As a consequence of these actions, and subject to approval from the proper government authorities as stipulated by law, the Company will become a fully owned subsidiary of T&D Holdings Company effective April 1 (Thursday), 2004.

Pursuant to this stock transfer, shareholders (including beneficial shareholders) entered or recorded on the Company's shareholders' register (including the beneficial shareholders' register), effective March 31

(Wednesday), 2004, will be issued 100 shares of "T&D Holdings Company" common stock per share of the Company's common stock held.

As the Company's share certificates will become null and void on April 1 (Thursday), 2004, shareholders are respectfully requested to submit all share certificates of the Company' stock in their possession in accordance with the procedures described below.

1. Stock certificate submission period:
   February 10 (Tuesday) to March 31 (Wednesday), 2004.
   When mailing in the share certificates, a postmark of March 31 (Wednesday), 2004 will be deemed to be within the designated period.

2. Share certificate handling agent:
   Transfer agent
   Corporate Agency Department, UFJ Bank Trust Limited
   7-10-11 Higashisuna, Koto-ku, Tokyo 137-8081
   Phone: (03) 5683-51111
   Transfer offices
   All domestic branches of UFJ Trust Bank Limited
   (The Company itself will not be handling any of the aforementioned share certificate submission liaison operations.)

Notifications and Cautions

1. Shareholders are scheduled to be sent "Information Concerning Share Certificate Submission Procedures Accompanying Stock Transfer and Handling of the Company's Stock" on February 9 (Monday), 2004, and are requested to read this notice and follow the procedures as explained.
2. Shareholders who use the Japan Securities Depository Center ("JASDEC") or who have registered their non-possession of share certificates are not required to submit their share certificates.
3. Shareholders should note that following submission of the share certificates, sales or other transactions in the stock will not be possible prior to arrival of T&D Holdings Company share certificates, which are scheduled to be mailed on May 24 (Monday), 2004. Shareholders wishing to sell their shares in T&D Holdings Company during this period should use JASDEC, which will facilitate sales of T&D Holdings Company stick (limited to multiples of 50 shares). Shareholders are requested to consult with their preferred securities company for details about using JASDEC.